Filed by Digital Turbine, Inc.

Commission File No.: 001-35958

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: Digital Turbine, Inc.

Commission File No. for Registration Statement on Form S-4: 333-200695

Digital Turbine to Hold Stockholder Vote on Appia Merger at March 5th

Annual Stockholder Meeting

Austin, TX – February 2, 2015 – Digital Turbine, Inc. (Nasdaq: APPS), the company empowering operators and Original Equipment Manufacturers (OEMs) around the globe with end-to-end mobile solutions, will hold a vote to approve the issuance of shares pursuant to the merger agreement with Appia, Inc., the leading independent mobile user acquisition network, at its Annual Stockholder Meeting on March 5, 2015. Digital Turbine has filed its definitive proxy statement/prospectus with the Securities and Exchange Commission (SEC) and will begin mailing to stockholders on or about February 3, 2015.

The company’s board of directors reiterates its recommendation for the approval of the merger, which is expected to close as soon as is practical after the March 5, 2015 meeting date.

About Digital Turbine, Inc.

Digital Turbine works at the convergence of media and mobile communications, delivering end-to-end products and solutions for mobile operators, device OEMs and other third parties to enable them to effectively monetize mobile content. The company’s products include DT Ignite™, a mobile device management solution with targeted app distribution capabilities, DT IQ™, a customized user experience and app discovery tool, DT Marketplace™, an application and content store, and DT Pay™, a content management and mobile payment solution. Headquartered in Austin, Texas with global offices in Berlin, Singapore, Sydney and Tel Aviv, Digital Turbine’s solutions are used by more than 31 million customers each month across more than 20 global operators. For additional information visit www.digitalturbine.com or connect with Digital Turbine on Twitter at @DigitalTurbine.

Forward-Looking Statements

This news release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements in this news release that are not statements of historical fact and that concern future results from operations, financial position, economic conditions, product releases and any other statement that may be construed as a prediction of future performance or events, including the anticipated closing of the merger. These forward-looking statements speak only as of the date made and involve known and unknown risks, uncertainties and other factors which

Digital Turbine to Hold Stockholder Vote on Appia Merger at March 5th

Annual Stockholder Meeting

February 2, 2015

may, should one or more of these risks uncertainties or other factors materialize, cause actual results to differ materially from those expressed or implied by such statements. These factors include the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to complete the merger within the expected time period or at all, including due to the failure to obtain stockholder approval, or the failure to satisfy other conditions to completion of the merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed merger; the effect of the announcement of the proposed merger on the Digital Turbine’s or Appia’s relationships with their respective customers, lenders, operating results and businesses generally; material adverse changes in Digital Turbine’s or Appia’s operations or financial results prior to closing; the ability to expand the combined company’s global reach, accelerate growth and create a scalable, low-capex business model that drives EBITDA; failure to realize anticipated operational efficiencies, revenue (including projected revenue) and cost synergies and resulting revenue growth, EBITDA and free cash flow conversion if the merger is consummated; inability to refinance the assumed Appia debt subsequent to the closing or to refinance the debt on favorable terms; unforeseen difficulties preventing rapid integration of Appia’s app-install infrastructure into Digital Turbine’s existing platform; the potential for unforeseen or underestimated cash requirements necessary to enable transaction synergies to be realized; the inherent and deal specific challenges in converting discussions with carriers into actual contractual relationships; product acceptance of a new product such as DT Ignite or DT IQ in a competitive marketplace; device sell through for any specific device or series of devices; the potential for unforeseen or underestimated cash requirements or liabilities; the impact of currency exchange rate fluctuations on our reported GAAP financial statements; the company’s ability as a smaller company to manage international operations; its ability given the company’s limited resources to identify and consummate acquisitions; varying and often unpredictable levels of orders; the challenges inherent in technology development necessary to maintain the company’s competitive advantage such as adherence to release schedules and the costs and time required for finalization and gaining market acceptance of new products; changes in economic conditions and market demand; rapid and complex changes occurring in the mobile marketplace; pricing and other activities by competitors; and other risks including those described from time to time in Digital Turbine’s filings on Forms 10-K and 10-Q with the Securities and Exchange Commission (SEC), press releases and other communications. You should not place undue reliance on these forward-looking statements. The company does not undertake to update forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

In connection with the proposed transaction, the company filed with the SEC a definitive proxy statement/final prospectus on February 2, 2015. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO)AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED

Digital Turbine to Hold Stockholder Vote on Appia Merger at March 5th

Annual Stockholder Meeting

February 2, 2015

TRANSACTION. Investors and stockholders may obtain a free copy of these documents filed with the SEC at the SEC’s website at http://www.sec.gov. In addition, investors and stockholders may obtain a free copy of the company’s filings with the SEC from the company’s website at www.digitalturbine.com or requested from Digital Turbine by mail at 2811 Cahuenga Boulevard West, Los Angeles, CA 90068, or by directing a request to the company’s investor relations or proxy solicitation firms listed below.

Digital Turbine to Hold Stockholder Vote on Appia Merger at March 5th

Annual Stockholder Meeting

February 2, 2015

Participants in the Solicitation

Digital Turbine and its directors and executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies from Digital Turbine’s stockholders in respect of the proposed transaction. Information regarding the directors and executive officers of Digital Turbine may be found in its Form 10-K/A for the fiscal period ended March 31, 2014, which was filed with the SEC on July 29, 2014. Other information regarding the interests of those persons and other persons in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus. You may obtain free copies of this document as described above.

For more information contact:

Laurie Berman/Matt Sheldon

PondelWilkinson Inc.

(310) 279-5980

pwinvestor@pondel.com

Mark Harnett

MacKenzie Partners, Inc.

(212) 929-5500

proxy@mackenziepartners.com

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